Exhibit 99.1

Rising Demand for Jeffs’ Brands Top Selling Pesticide Brand Spurs Expansion into the Wholesale Market

The Fort Brand’s sales from the beginning of 2023 amounted to over $3.1 million in the U.K. alone, selling on the Amazon Marketplace U.K., eBay and other online platforms

Tel Aviv, Israel, June 16, 2023 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced that it has launched new wholesale channel targeting potential organizations and institutional clients, following an increased demand for its pest control products.

The needs of clients from the institutional market, as opposed to the consumer market, are typically characterized by the need for more sophisticated solutions for pest control and orders in large quantities. Such clients usually do not place online orders on consumer platforms such as the Amazon Marketplace.

To address the needs of such institutional clients, the Company will launch a new industrial product line. To fulfill potential orders, the Company has set up an online direct sales platform and a suitable supply chain.

The products sold by Fort Products Ltd. (“Fort”), the Company’s wholly owned subsidiary, are currently the Company’s bestselling products, offering five private label brands for pest control on Amazon Marketplace U.K., eBay U.K. and additional online platforms. Since the beginning of 2023, the brand’s sells surpassed $3.1 million (£2.4 million) in the U.K..

In March 2023, the Company announced it hadlaunched sales of the brand’s products on the Amazon Marketplace in the United States. The Company’s mission is to continue its brands’ global expansion and utilize its strength to develop new markets.

“The Fort brand’s productswereour latest acquisition, and we are extremely pleased with theirperformance since the beginning of the year. As we are constantly seeking ways to expand our brands’ reach, we identified the growing demand from the institutional market for robust solutions for pest control,” said Viki Hakmon, Chief Executive Officer of the Company. “Following profound market research, we laid the complete infrastructure to meet the requirement of the market as well as developing new dedicated products and marketing channels. Years of extensive experience in online marketing enabled us to target this fast- growing market and introduce our products. We are optimistic about the potential of the institutional market and our ability to penetrate it.”

According to ResearchDive, the global rodent control market accounted for $3,209.8 million in 2020 and is predicted to grow with a CAGR of 4.9%, by generating a revenue of $4,659.7 million by 2028. Pest control, which also includes rodent control, is an important industry as it ensures health & safety of people as well as industries that are infected by pests such as rodents.

About Jeffs’ Brands Ltd

Jeffs’ Brands is transforming the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through our stellar team’s insight into the FBA Amazon business model, we’re using both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing our plan to launch a new pest control product line for the industrial market, our mission to continue our brands’ global expansion, our intentions to penetrate new markets, and develop new dedicated products and marketing channels. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 10, 2023 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:
Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com